EXHIBIT 99.1

Caledonia Mining Corporation Plc: Appointment of Joint Broker

ST HELIER, Jersey, April 06, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce the appointment of Liberum Capital Limited as its joint broker with immediate effect.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Jessica Cave/ Andrew De Andrade Liberum Capital Limited Scott Mathieson/Kane Collings	Tel: +44 20 7220 1751 Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77280 2131